Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Hennessy Advisors, Inc. on Form S-3, Amendment #1, File No. 333-251201 of our report dated December 1, 2020, with respect to our audits of the financial statements of Hennessy Advisors, Inc. as of September 30, 2020 and 2019 and for the years ended September 30, 2020 and 2019 appearing in the Annual Report on Form 10-K of Hennessy Advisors, Inc. for the year ended September 30, 2020. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

Our report on the financial statements refers to a change in the method of accounting for leases as a result of the adoption of ASU 2016-02, Leases (Topic 842), as amended, effective October 1, 2019, using the modified retrospective approach.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

December 22, 2020